UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2019

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM’S BOARD OF DIRECTORS APPROVED THE 2019-2021 STRATEGIC PLAN “TIMe to deliver and delever”

•	Delevering the business

•	Delevering a sustainable return on capital invested, strengthening cash flow generation through top line stabilization, leaner cost structure and working capital optimization

•	Optimizing invested capital through network sharing, key to enhance ROIC

•	Revamping Domestic business focusing on quality, TIM’s scale and its technical competences

•	Enhancing Brasil riding growth waves and continuing towards postpaid migration

Action has already been taken to unlock value from strategic inorganic initiatives:

•	Active sharing in mobile, through an agreement with Vodafone on 5G in Italy

•	Passive sharing (business combination of INWIT and Vodafone Italia’s passive infrastructure) potentially leading to the creation of a single entity

•	Started negotiations with Open Fiber to evaluate all possible options including a full business combination on fixed network. NDA signed and financial advisors appointed

•	Persidera: received an additional non binding offer, started exclusive negotiations

Rome, 21 February 2019

TIM’s Board of Directors chaired by Fulvio Conti met today in Rome and approved, with two abstentions, the 2019–2021 Strategic Plan presented by CEO Luigi Gubitosi. The strategy marks a discontinuity with the past and focuses on execution as a key element for the organic transformation of TIM, while taking action on strategic options to unlock value.

This strong focus on Execution is a key pillar of the plan requiring new processes, organization and corporate culture.

All TIM Business Units will play a major role in supporting 2019-2021 main goals:

•

Consumer: restart from competitive advantages (quality, scale and technical competences) to bring rationality to both fixed and mobile market. Shift from “number of Giga” to “quality of Giga” and strong push on upselling rather than re-pricing will allow to reduce fixed line losses while putting Avarege Revenue per User (ARPU) on an upward trend. Ultrabroadband penetration is targeted to grow to 80% of TIM’s broadband client base by 2021 (from 45% in 2018).

•	Content: revamp offer as a media aggregation platform with differentiating value proposition versus competitors; establish new partnerships to enrich content catalogue

•

Business: become “one stop shop”, top quality ICT partner for SMEs and a proper ICT solution provider for the largest clients. IT services revenues will increase significantly, reaching 48% of Large Business total revenues by 2021

•	Wholesale: defend access market share and maintain ultrabroadband coverage leadership. Fiber accesses are expected to double, reaching around 4.1M in 2021

•

TIM Brasil: strongly expand its mobile post-paid customers from 36% to about 50% of the customer base and grow its B2B revenues by 25% over the plan. The fixed residential UBB is targeted to reach 1.2 million fibre customers

•

INWIT: strengthen its leadership with more customers, new towers and next generation (5G) infrastructure; now leveraging on the potential business combination with Vodafone (ref press relase issued today)

•

Partnership with Vodafone: TIM and Vodafone Italia have signed a MoU and agreed to enter into exclusive discussions for a new network sharing partnership. Both companies intend to enter into an active network sharing partnership for 5G, to consider active sharing for 4G and to expand their existing passive sharing agreement (ref press release issued today).

•

Sparkle: Relaunch of the company under a new leadership scaling up infrastructure presence and growing in Enterprise networking and cloud; evaluate partnerships to accelerate growth and to unlock strategic optionality.

A dedicated delivery unit will ensure implementation of already identified cost cutting initiatives leading to 8% fall in addressable cost base.

On the Technological front, TIM’s new plan sets modernization, simplification and artificial intelligence at the core of future investments. TIM will build a brand new and fully automated 5G network while continuing to dismiss and consolidate legacy assets (e.g. data centers and exchanges).

Network: TIM believes in the value creation opportunity that a single network presents hence started discussions with Open Fiber to explore all possible options, including a full business combination. The Company continues to work with its financial advisors on exploring the single network opportunity and on maximizing the value of TIM’s fixed network. Converge of the two networks would carry advantages for all stakeholders: the companies involved, the market, shareholders and the country as a whole, which would benefit from faster and cutting-edge infrastructure.

Persidera: TIM received additional non binfing offer and started exclusive negotiations.

2019-2021 plan financial targets (pre IFRS 9/15 and IFRS 16):

•	Organic group service revenues are expected to post low single digit decrease for 2019, while low single digit growth is targeted for both 2020 and 2021

•	Organic group EBITDA is expected to decrease low single digit in 2019, while low single digit growth is targeted for both 2020 and 2021

•	Domestic service revenues are expected to decrease low single digit over the period of the plan, with the aim of stabilizing from 2020

•	Organic domestic EBITDA is expected to decrease low to mid single digit in 2019, with low single digit growth targeted for both 2020 and 2021

•	Brazilian service revenues up by 3-5% in local currency in 2019, growing mid single digit in both 2020 and 2021

•	Brazilian EBITDA is expected to grow mid/high single digit in 2019 with 40% margin target for 2020 confirmed

•	Domestic CAPEX is targeted at around 3 billion euro per year

•	Brazilian CAPEX about 12.5 billion Reais cumulated in the 3-year period

•	The group is expected to generate around 3.5 billion euros Equity Free Cash Flow Cumulative over the period, to be enhanced through inorganic actions presently not included

•	Group’s adjusted net debt is targeted to fall to around 22 billion euros by 2021 before inorganic actions

TIM Press Office

+39 06 3688 2610

https://www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 06 3688 2807

https://www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s financial report for the twelve months ended December 31, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2019-2021 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2019

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager